Exemption #: 82-5037

February 12, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated February 12, 2003, regarding the Pool shareholders supporting the move of the ownership cap into the bylaws. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dw 3/19

POOL
Saskatchewan Wheat Pool

For Immediate Release
Date: February 12, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL SHAREHOLDERS SUPPORT MOVING OWNERSHIP CAP INTO BYLAWS

Saskatchewan Wheat Pool Class B shareholders ratified a proposal to move provisions respecting share ownership limits out of provincial legislation and into the company's bylaws, at their annual meeting today in Regina.

Today's approval was the final step in a process that began in October 2002, when the company's elected delegates voted to petition the provincial government to move the provision, along with one dealing with the election of directors, into the bylaws. The government passed the corresponding amendments to *The Saskatchewan Wheat Pool Act, 1995* in December 2002.

"We wanted to ensure we have flexibility in the future," said Pool President Marvin Wiens. "We're not seeking to immediately raise the maximum percentage of Class B shares a shareholder can own. We're simply making sure that if and when we do want to make a change, we can do so quickly, to take advantage of opportunities."

Wiens and Pool CEO Mayo Schmidt, speaking to shareholders at the beginning of the meeting, said it is time for the Pool to focus on its future.

"I think we all look forward to refocusing our efforts on the business," Schmidt said. "We can concentrate on attracting and retaining producer customers, developing appropriate partnerships and relationships with end-use customers, maximizing our commodity pipeline and capitalizing on the enhancements we've made to renew the Pool."

"I am looking forward to building on the synergy I saw in action just a few short weeks ago when we traveled across Western Canada to talk to stakeholders about our restructuring plan," Wiens said. "The changes we've come through have brought all of us closer together and will strengthen and enhance the Pool going forward."

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool